April 3, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.  20549

Re.:       Aearo Corporation
           Application for Withdrawal of Form S-1
           File No. 333-5047


Dear Madam or Sir:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Aearo Corporation (the "Company") hereby requests withdrawal of the Form S-1 registration statement (File No. 333-5047) filed on June 3, 1996. Based upon changed circumstances, the Company has determined not to pursue the public offering of the shares pursuant to the Registration Statement. No securities have been or will be sold under the Registration Statement.

Sincerely,


Jeffrey S. Kulka
Vice President, Chief Financial Officer,
Treasurer and Secretary